UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Meridian Bioscience, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

589584101

(CUSIP Number of Class of Securities)

David J. Snyderman

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 6, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589584101	SCHEDULE 13D	Page 2 of 10

1.	NAME OF REPORTING PERSON: Magnetar Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 2,204,418
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 2,204,418
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,204,418
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.02%
14.	TYPE OF REPORTING PERSON IA; OO

CUSIP No. 589584101	SCHEDULE 13D	Page 3 of 10

1.	NAME OF REPORTING PERSON: Magnetar Capital Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 2,204,418
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 2,204,418
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,204,418
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.02%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 589584101	SCHEDULE 13D	Page 4 of 10

1.	NAME OF REPORTING PERSON: Supernova Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 2,204,418
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 2,204,418
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,204,418
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.02%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 589584101	SCHEDULE 13D	Page 5 of 10

1.	NAME OF REPORTING PERSON: David J. Snyderman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 2,204,418
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 2,204,418
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,204,418
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.02%
14.	TYPE OF REPORTING PERSON HC; IN

SCHEDULE 13D

item 1.	security and issuer

This Amendment No. 3 (the “Amendment No. 3”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and David J. Snyderman with the SEC on December 2, 2022, (as amended by this Amendment No. 2, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

Since the filing of Amendment No. 2 on December 2, 2022, the Reporting Persons purchased 43,573 Shares between December 2, 2022 and January 9, 2023 reported herein, which consists of 43,573 Shares purchased for the benefit of PRA Master Fund.

In addition, since the filing of Amendment No. 2 on December 2, 2022, the Reporting Persons sold 12,449 Shares between December 2, 2022 and January 9, 2023 reported herein, which consists of 12,449 Shares sold for the benefit of Systematic Master Fund.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) of the Schedule 13D is hereby amended to add the following information for updating:

The Company reported in their Form 10-K filed on November 22, 2022 that 43,827,819 Shares were issued and outstanding as of October 31, 2022.

(a)               As of the close of business January 9, 2023, each of the Reporting Persons may have been deemed to have beneficial ownership of 2,204,418 Shares, which consisted of (i) 1,894,930 Shares held for the benefit of PRA Master Fund, (ii) 304,301 Shares held for the benefit of Systematic Master Fund, and (iii) 5,187 Shares held for the benefit of the Managed Account and all such Shares represented beneficial ownership of approximately 5.02% of the Shares.

(b)               As of the close of business January 9, 2023, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 2,204,418 Shares, which consisted of (i) 1,894,930 Shares held for the benefit of PRA Master Fund, (ii) 304,301 Shares held for the benefit of Systematic Master Fund, and (iii) 5,187 Shares held for the benefit of the Managed Account and all such and all such Shares represented beneficial ownership of approximately 5.02% of the Shares.

(c)               Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on the NASDAQ and various other trading markets.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2023

magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member

	By:	/s/ David J. Snyderman
		Name:	David J. Snyderman
		Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

magnetar capital partners LP

	By:	/s/ David J. Snyderman
		Name:	David J. Snyderman
		Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

supernova management llc

	By:	/s/ David J. Snyderman
		Name:	David J. Snyderman
		Title:	Manager

/s/ David J. Snyderman
David J. Snyderman

SCHEDULE A

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
1/4/2023	9,866	33.38	(3)
1/5/2023	10,583	33.41	(4)
1/6/2023	15,978	33.55	(5)
1/9/2023	7,146	33.56	(6)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $33.38 per share, at prices ranging from $33.33 to $33.45 per share.

(4) Reflects a weighted average purchase price of $33.41 per share, at prices ranging from $33.37 to $33.45 per share.

(5) Reflects a weighted average purchase price of $33.55 per share, at prices ranging from $33.43 to $33.63 per share.

(6) Reflects a weighted average purchase price of $33.56 per share, at prices ranging from $33.52 to $33.60 per share.

SCHEDULE A

Funds

Date	Number of Shares Sold	Price Per Share($) (1)(2)
1/5/2023	4,108	33.41	(3)
1/6/2023	4,170	33.54	(4)
1/9/2023	4,171	33.56	(5)

(1)Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $33.41 per share, at prices ranging from $33.38 to $33.45 per share.

(4) Reflects a weighted average purchase price of $33.54 per share, at prices ranging from $33.43 to $33.59 per share.

(5) Reflects a weighted average purchase price of $33.56 per share, at prices ranging from $33.52 to $33.60 per share.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of January 10, 2023, among the Reporting Persons.